NEWS RELEASE

Birch Mountain Opens Muskeg Valley Quarry

CALGARY, December 23, 2005 - Birch Mountain Resources Ltd. (BMD:TSXV and AMEX) ("Birch Mountain" and "we") today reports the opening of its Muskeg Valley Quarry ("MVQ") located near Fort McMurray, Alberta, in the heart of Alberta's oil sands region. "I am pleased to report that we have met our goals for 2005 and are looking forward to ramping up our MVQ aggregate operations in 2006", said Doug Rowe, President and CEO. "To achieve our objectives in 2006 and beyond, we are fortunate that Derrick Kershaw, a director of Birch Mountain and former General Manager of Syncrude's Aurora Mine, has agreed to increase the scope of his activities by formally leading our technical and operations teams".

Muskeg Valley Quarry

Construction of the initial phase of the quarry by NORMAC Ventures Ltd. was completed earlier this week, with an area of 40 hectares opened to facilitate quarrying and aggregate operations. Approximately 800,000 cubic metres of material was moved to build the access road and work areas, to expose 3 of the 4 limestone units for aggregate production and to stockpile aggregates for sale.

Birch Mountain received confirmation of an order for a substantial quantity of concrete aggregate scheduled for commencement of delivery by mid January. This order will be processed through our marketing joint venture, Hammerstone Products Ltd.

Revised Prefeasibility Study

In view of recent announcements of new and expanded oil sands projects that are forecast to substantially increase bitumen production and upgrading in the region, Birch Mountain has contracted the Canadian Energy Research Institute ("CERI") to update the long-term bitumen supply forecast used to assess future demand for limestone products.

CERI's work indicates that at oil prices above US$37.00 per barrel for West Texas Intermediate, it is anticipated that virtually all announced oil sands projects will remain economically viable, albeit with scheduling adjustments to account for possible future shortages of labour, materials or other unforeseen events. Birch Mountain now believes demand for limestone products is likely to approach CERI's high or unconstrained case used in the prefeasibility study, with low risk that a prolonged drop in oil prices would materially delay oil sands expansion and negatively impact demand for limestone products.

We are well advanced with the conceptual engineering design for an expanded limestone processing facility sized to meet the anticipated increased market demand. In addition to quicklime for flue gas desulphurization and water treatment, we are expanding our range of limestone-based reagent products to include activated limestone for use in gasification and flue gas desulphurization, hydrated lime and milk of lime for use in water treatment, as well as cement for constructing oil sands mines, in-situ projects and upgraders. More details of the proposed limestone processing facility will be reported in the revised Hammerstone Public Disclosure document that is being prepared for publication early in 2006. The revised prefeasibility study will incorporate the anticipated increased market size, the new product suite and the revised and updated design for an expanded limestone processing facility.

Hammerstone Project Application

A helicopter-supported drill program designed to provide hydrogeological information supporting the environmental impact assessment ("EIA") for Birch Mountain's upcoming application for the Hammerstone Project, was completed this week. The results will be used to calculate the yield of groundwater for use in the proposed limestone processing facility. Water use is a sensitive factor in the region and Birch Mountain is committed to using on-site groundwater resources for its plant operating requirements, wherever possible.

The EIA for the Hammerstone Project is being prepared with biological data analysed and mapped. We continue to work with the Elders of the First Nations communities in the region to assemble Traditional Environmental Knowledge for inclusion in the EIA. The Natural Resources Conservation Board application has been re-scheduled to 2006 to complete the project planning and conceptual engineering as we will apply for a larger, more complex project than was described in the Public Disclosure Document filed with Alberta Environment one year ago.

Birch Mountain is continuing to develop the industrial mineral potential of its extensive mineral properties in the oil sands region of northeastern Alberta. Limestone from the MVQ and Hammerstone will be marketed as aggregate for road construction, concrete and asphalt. Reagent grade limestone will be marketed for a variety of uses for environmental remediation of air and water emissions from oil sands production processes. Birch Mountain believes the strong global demand for oil will ensure long-term demand for limestone products from the MVQ and Hammerstone Project.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or	Equity Communications LLC
Hansine Ullberg, VP Finance & CFO	Steve Chizzik, Regional Vice President
Birch Mountain Resources Ltd.	Tel 973.912.0980
Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

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